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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment NO. 4)

                        STATE AUTO FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   85570710500
                      (CUSIP Number of Class of Securities)

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                                  3300 BP Tower
                                200 Public Square
                           Cleveland, Ohio 44114-2301
                                 (216) 621-0150
                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  JUNE 13, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


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CUSIP No. 85570710500

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         GREGORY M. SHEPARD

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)    [   ]
                                                                    (b)    [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ x ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                2,000,000
OWNED BY EACH
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    9.      SOLE DISPOSITIVE POWER

                                            2,000,000

                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.11%

14.      TYPE OF REPORTING PERSON

         IN


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                                 SCHEDULE 13D/ A

This Amendment No. 4 to Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of updating Items 4 and 7 hereof with respect to his shares of common stock, no par value ("Shares") of State Auto Financial Corporation ("STFC").

ITEM 4.  PURPOSE OF TRANSACTION

ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 13, 2003, the Filing Person sent a letter (attached as Exhibit 7.8) to the Board of Directors of State Automobile Mutual Insurance Company ("State Auto") and the Board of Directors of STFC proposing to negotiate a transaction whereby, subject to the completion of customary due diligence by the Filing Person and his financing sources, the Filing Person would be willing to consider injecting equity into STFC through the purchase of STFC Class A Preferred Stock. Upon the completion of the financing, STFC and a wholly owned to be formed Ohio acquisition corporation would then immediately commence a tender offer for STFC's 10,896,332 public shares (other than the Filing Person's shares as of March 31, 2003) for $29.00 per share (the "Proposed Transaction"). Subject to the negotiation of terms with STFC, the Filing Person would agree not to tender his shares in the public tender offer but instead would exchange his 2,000,000 shares of STFC common stock for $58,000,000 of STFC Class B Preferred Stock with no maturity, redemption or cash dividend requirements. In addition, the Filing Person would require STFC to make every effort to enter into agreements to terminate all of its outstanding stock options at $29.00 per share. A press release (attached as Exhibit 7.9) describing the letter and its contents was issued on the same day.

This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter and the press release. A copy of the letter and the press release are filed as
Exhibit 7.8 and 7.9 hereto, respectively and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7.8  Letter to Board of Directors of State Automobile Mutual
     Insurance Company and Board of Directors of STFC.

7.9 Press Release


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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  June 13, 2003

/s/ Gregory M. Shepard
---------------------------------------------
Gregory M. Shepard


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                                  EXHIBIT INDEX
                                  -------------

7.8 Letter to Board of Directors of State Automobile Mutual Insurance Company and Board of Directors of STFC.

7.9  Press Release